Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

March 5, 2025

VIA EDGAR TRANSMISSION

Mr. Jeffrey W. Long
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549

Re:    Managed Portfolio Series (the “Trust”)
File Nos.: 333-172080 and 811-22525

Dear Mr. Long:

The purpose of this letter is to respond to the comments you provided to the Trust on January 30, 2025, in connection with the SEC Staff’s Sarbanes-Oxley Act of 2002, as amended, review of the following Funds:

Count	Series Name	Registrant Name
1	Kensington Dynamic Growth Fund	Managed Portfolio Series
2	CornerCap Small-Cap Value Fund	Managed Portfolio Series
3	Kensington Defender Fund	Managed Portfolio Series
4	Kensington Managed Income Fund	Managed Portfolio Series
5	Kensington Active Advantage Fund	Managed Portfolio Series
6	Reinhart Genesis PMV Fund	Managed Portfolio Series
7	Reinhart International PMV Fund	Managed Portfolio Series
8	Reinhart Mid Cap PMV Fund	Managed Portfolio Series

1.The Staff notes that the Kensington Managed Income Fund’s Annual Report dated December 31, 2023, states in footnote 1 on page 6 that, “[p]erformance shown for the Class C prior to the inception of the Class C is based on the performance of the Institutional Class shares, adjusted for the lower expenses applicable to Class C shares” (emphasis added). Please confirm the accuracy of that statement.

Response: The Trust responds by confirming that the referenced sentence contains a typographical error, and the phrase noted in italics above should read, “adjusted for the higher expenses applicable to Class C shares.”

2.The Staff notes that the notes to the financial statements for the Kensington Managed Income Fund, as well as the other Kensington funds reviewed, should include disclosure about the fund of funds structure as noted in Accounting Standards Codification (ASC) Topic 946 (ASC 946-235-50-5).

Response: The Trust responds by affirming that it will include fund of funds disclosure, as applicable, in the notes to the financial statements of the Kensington Funds, as well as other funds in the Trust, in a manner similar to the following:
Fund of Funds. The Fund relies on Section 12(d)(1)(F) of the 1940 Act that permits the Fund to invest in unaffiliated funds subject to certain guidelines, including that the Fund (together with its affiliated funds) may acquire no more than 3% of the outstanding voting securities of the unaffiliated fund. Generally, Section 12(d)(1) of the 1940 Act (and the rules thereunder) restricts investments by registered investment companies in securities of other registered investment companies, including the Underlying Funds. The acquisition of shares of the Underlying Funds by the Fund is therefore subject to the restrictions of Section 12(d)(1) of the 1940 Act, except as may be permitted by Rule 12d1-4 and/or any exemptive orders obtained by the Underlying Funds that permits registered investment companies such as the Fund to invest in the Underlying Fund beyond the limits of Section 12(d)(1), subject to certain terms and conditions, including that the Fund enter into an agreement with the Underlying Fund regarding the terms of the investment.

* * * * * *

We trust that the above responses adequately address your comments. If you have any additional questions or require further information, please contact me at 341-444-8827.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Jason M. Venner
Jason M. Venner
Secretary, Managed Portfolio Series

cc:    Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP

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